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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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In the Matter of
                                                                 CERTIFICATE
Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC
                                                                      OF
File No. 70-9897
                                                                 NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

         This Certificate of Notification is filed by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its direct wholly owned generating subsidiary company, Allegheny Energy Supply Company, LLC ("AE Supply" and, together with Allegheny, "Applicants") pursuant to Applicants' Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated December 31, 2001 (HCAR No. 27486) as amended by the order dated October 17, 2002 (HCAR No. 27579) (the "Order") in the above-referenced file. The Order directed that Applicants file with the Commission a report within two business days after the occurrence of (i) any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries (as defined therein); and (ii) any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding, or that Allegheny otherwise determines would be of material interest to the Commission.

         In the third quarter of 2002, after identifying miscalculations in business segment information included in its second quarter Form 10-Q, Allegheny initiated a comprehensive review of prior period financial statements and reports and subsequently identified errors. This comprehensive review has not been completed. However, Allegheny has recently learned, based upon unaudited financial information for the year ended December 31, 2002 available at this time, that as of December 31, 2002, Allegheny's common stock equity, on a consolidated basis, was below the 28% common equity ratio required by the Order.




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     Moody's recently announced that it lowered West Penn Power Company's senior unsecured debt and issuer rating to Baa3 from Baa1 and its commercial paper rating to Not Prime from Prime-2.

     Furthermore, Standard & Poor's, a Division of The McGraw-Hill Companies, Inc., announced that it lowered the credit ratings of Allegheny and its subsidiaries as follows:

Allegheny Energy, Inc.
Corporate Credit Rating                B/Neg.
Senior unsecured debt                  CCC+

Allegheny Energy Supply Co. LLC
Corporate Credit Rating                B/Neg.
Senior unsecured debt                  CCC+

West Penn Power Company
Corporate Credit Rating                B/Neg.
Senior unsecured debt                  B

Monongahela Power Company
Corporate Credit Rating                B/Neg.
1st Mortgage Bonds                     BB-
Senior unsecured debt                  B-

Potomac Edison Company
Corporate Credit Rating                B/Neg.
1st Mortgage Bonds                     BB-
Senior unsecured debt                  B-



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         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    ALLEGHENY ENERGY INC.
                                                    ALLEGHENY ENERGY SUPPLY
                                                       COMPANY, LLC


                                                    By:  /s/ Thomas K. Henderson
                                                         -----------------------
                                                             Thomas K. Henderson
                                                             Vice President

Dated:  June 17, 2003



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